April 4, 2019

William Myers
Vice President, General Counsel and Secretary
Carrols Holdco Inc.
968 James Street
Syracuse, NY 13203

       Re: Carrols Holdco Inc.
           Registration Statement on Form S-4
           Filed March 28, 2019
           File No. 333-230554

Dear Mr. Myers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at (202) 551-3308 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Wayne Wald